Legend Spices, Inc.

14 Kajaznuni Street, Apt. 70 Yerevan 0070 Armenia

June 13, 2023

Division of Corporation Finance Office of Manufacturing Securities and

Exchange Commission

Washington, D.C. 20549-7410

Dear Sirs/Madam: Sarah Sidwell

Re:	LEGEND SPICES, INC.
Registration Statement on Form S-1 Filed
May 26, 2023
File No. 333-271201

In connection with the Company's Registration Statement on Form S-1/A (file no. 333-271201), the Company hereby requests acceleration of the effective date of the Registration Statement to 3:00 p.m. (EST) Thursday, June 15, 2023 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

In connection with this request the Company acknowledges that:

(i)

should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing,

(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and

(iii)

the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

Sincerely,

/s/ Khachatur Mkrtchyan
Khachatur Mkrtchyan Chief Executive Officer LEGEND SPICES, INC.